[ZONAGEN LETTERHEAD]

January 24, 2005

The Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attn: Mr. Jeffrey Riedler:

Re:	Registration Statement on Form S-1 under the Securities Act 1933, as amended (Registration No. 333-119861), filed by Zonagen, Inc.

Dear Mr. Riedler:

     Zonagen, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement becomes effective at 4:00 p.m., Washington, D.C. time, on January 26, 2004, or as soon thereafter as is practicable. Please contact Paul Aubert at (281) 681-5934 once the Registration Statement is declared effective.

ZONAGEN, INC.
By:	/s/ Louis Ploth, Jr.
Louis Ploth, Jr.
Vice President, Business Development, Chief Financial Officer and Secretary